Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500

                                                     [LOGO]
                                                   SECURIAN

November 12, 2009

Ms. Ellen Sazzman
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re: Post-Effective Amendment No. 6 to the Form N-6 Registration Statement filed on behalf of Minnesota Life Individual Variable Universal Life Account (File No. 333-144604 and 811-22093)


Dear Ms. Sazzman:
This letter is a comprehensive response to the SEC Staff comments received by the Company in telephone conversations beginning on October 22, 2009. Below are responses to the SEC Staff?s oral comments. For the SEC Staff?s convenience, each of the SEC Staff?s comments is set forth below, and then the response follows.

* * * * * * * * *

I.  SEC Staff Comments received on October 22, 2009

Oral comments were received from the SEC Staff on October 22, 2009. The Company responded to the following SEC Staff comments on October 31, 2009 via facsimile correspondence (the responses to the following comments were provided to the SEC Staff in a marked copy of the draft Supplement that highlighted the Company?s responses to the comments received from the SEC Staff on October 22, 2009).

General Comments:

1.	Please confirm supplementally that the policy name on the front cover page is and will continue to be the same as the EDGAR Class identifiers.

Response:

Minnesota Life Insurance Company (the ?Company?) confirms that the policy name on the cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the policy.




Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.
F62483 2-2005
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November 12, 2009
Page 2 of 14

2.	Please clarify supplementally whether there are third party guarantees to support any of the company?s guarantees under the policy.

Response:

The Company asserts that there are no third-party guarantees to support its guarantees provided in the Policy. The Company will be solely responsible for paying out guarantees provided under the Policy.

3.	Please confirm that the Rule 12h-7 representation is included in the prospectus.

Response:

The Company confirms that the Rule 12h-7 representation is contained in part A. of the registration statement and can be found on page 51 of the prospectus.

4.	General Account Description (p. 15)

Comment:

Please revise your general account discussion language to read as follows:

The general account is not segregated or insulated from the claims of insurance company creditors. Investors look to the financial strength of the insurance company for its insurance guarantees. Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

Response:

The Company has complied with the SEC Staff comment.

5.	Add new disclosures that clarify that excess withdrawals from the policy can reduce or eliminate certain riders or agreements. Since the riders or agreements terminate when the accumulation value goes to zero, excess withdrawals from the policy can terminate the benefit.

Response:

The Company notes that language regarding termination of the Policy is contained in the second paragraph of the section entitled ?What are some of the risks of the Policy? found on
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November 12, 2009
Page 3 of 14

page 3 of the prospectus. However, in response to the SEC Staff?s comment, the following sentence has been added as the second sentence of that paragraph:

If your Policy terminates, all of the agreements added to the Policy will also terminate.

6.	General Comment
Comment:

Please explain how and when this supplemental information will be incorporated into the prospectus.

Response:

The supplemental attachment to the prospectus will be sent to each current policy owner. In addition, as stated in the supplemental attachment, the supplemental attachment will accompany the prospectus for each new purchaser. This post-effective amendment incorporates by reference the content of the registration statement for the policy filed with the SEC on April 30, 2009. The information in the supplemental attachment will be included in the prospectus to the registration statement for the Policy that will become effective on or about May 1, 2010.

7.	Introductory Paragraph to the Supplemental Attachment

  Comment:

Please provide a description of each of the additional agreements being added, which purchasers may benefit from the agreement and any potential risks associated with purchasing the agreement.

Response:

The following information is being added as the third through seventh sentences to the first paragraph of the supplemental attachment to the prospectus:

The Guaranteed Insurability Option (GIO) allows you to purchase additional insurance coverage or increased face amount under the policy without the insured undergoing underwriting at the time you exercise the GIO. You should consider purchasing the GIO if you think you may need additional insurance protection prior to the policy anniversary nearest the insured?s fortieth birthday and you are concerned about the insured?s ability to qualify for additional insurance in the future because of health or lifestyle issues. The GIO is available at issue with underwriting and may be added at a later date subject to underwriting. The GIO may also be added to policies that were purchased prior to the initial date the GIO was available. If you purchase the GIO and do not exercise the right
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November 12, 2009
Page 4 of 14

to purchase additional insurance coverage or face amounts on the exercise date, you will still pay a charge for the GIO.

8.	Page 1 of the Prospectus.

Comment:

Consider adding an overview of the benefits and risks of all the available riders and agreements (provided it is not too long).

Response:

In response to the SEC Staff comment, the Company has reviewed the Summary of Benefits and Risks section of the prospectus and it does not believe a detailed discussion of the benefits and risks for each optional agreement would allow it to meet the space requirements for this summary section. However, the Company will add the following language to the second paragraph of the section entitled ?What are some of the benefits of the Policy??

Each of the optional agreements we offer provides the policy owner with additional benefits that may affect the insurance protection or accumulation value of the Policy. The particular benefits and risks associated with each agreement are more fully explained in the section entitled ?Supplemental Agreements?. The charges for each of these agreements are described more fully in the section entitled ?Policy Charges.?

9.	Table of Periodic Charges other Than Investment Option Operating Expenses
(p. 8 of the Prospectus)

Comment:

Please clarify the term ?agreement coverage? Please make sure this is more explicit in the Table.

Response:

In response to the SEC Staff comment, the term agreement coverage was modified to read ?additional coverage layer?. In addition, the following sentence has been added to footnote 25 to the Periodic Charges Other Than Investment Operating Expenses Table:

The charge shown for the Guaranteed Insurability Option (GIO) is a monthly charge for the option to purchase, on the available option dates, the additional insurance coverage referred to as the additional coverage layers elected by the policy owner when the GIO is purchased. The charge will apply from the date the GIO is added to the policy until the
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November 12, 2009
Page 5 of 14

date the GIO terminates, which generally occurs on the last specified option date (which is generally the policy anniversary nearest the
insured?s fortieth birthday).   The GIO charge varies based upon the
insured?s gender, risk class, age and the amount of additional coverage layer that is elected when the GIO is purchased. The charges shown in the table may not be representative of the charges you will pay. More detailed information regarding the charges for the GIO is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.

10.	Effect of Option on Face Amount

Comment:

Confirm for the SEC Staff that the election of this option means an increase in the face amount. What is the cost of insurance for this coverage layer?

Response:

The Company confirms that election of this option will result in an increase in the face death benefit of the policy. The amount of the face death benefit increase is chosen by the policy holder at the time the option added to the policy. The cost of insurance charge associated with this coverage layer will be based upon the most recent underwriting risk class and the age, gender and smoking class of the insured at the time the coverage layer is added.

11.	Cost of the Guaranteed Insurability Option

Comment:

Please clarify when the new charge for the option is imposed (i.e., upon issuance, upon election of the option). Clarify how long the charge is imposed for. Please make the appropriate clarifications on page 2 of the supplement.

Response:

The Company clarifies that the charge for the Guaranteed Insurability Option is imposed when the policy owner adds the option. It is a monthly charge that is taken from the Policy?s accumulation value until the option terminates. In response to the SEC Staff comment, the following language is added as sentences two and three of the Guaranteed Insurability Option description in the Policy Charges section of the prospectus:

The charge shown for the GIO is a monthly charge for the option to purchase, on the available option dates, the additional insurance coverage referred to as the additional coverage layers elected by the policy owner when the GIO is purchased. The charge will apply from the date the GIO is added to the policy until the date the GIO terminates, ? November 12, 2009
Page 6 of 14

which generally occurs on the last specified option date (which is generally the policy anniversary nearest the insured?s fortieth birthday).

12.	Narrative Description of Guaranteed Insurability Option (p. 39)

Comment:

Add information to the narrative description of the GIO regarding the agreement charges.

    Response:

The following sentence has been added as the second to the last sentence of the first paragraph of the narrative description of the Guaranteed Insurability Option:

The charge shown for the GIO is a monthly charge and will apply from the time the GIO is added to the policy until the date the GIO terminates, which generally occurs on the last specified option date (which is generally the policy anniversary nearest the insured?s fortieth birthday).

Note:  This will also appear as part of the response to SEC Staff Comment
14.

13.	 Table of Periodic Charges other Than Investment Option Operating Expenses
(p. 1 of the Supplement and p. 8 of the Prospectus)

Comment:

The option has a representative insured that is age 10 and the minimum charges are for an insured age 0. Please explain how you arrived at these ages?

Response:

For a representative insured, the Company determines the most common age of the insured under the particular agreement. In the case of the Guaranteed Insurability Option, we examined the most common insured?s age for a similar type rider offered on other life insurance policies issued by the Company. That most common age for such purchases happens to be ten years of age. The minimum monthly charges for life insurance policies and benefits are often found at the youngest age of the insured. In the case of the Guaranteed Insurability Option, the Company?s financial risk with offering guaranteed insurance coverage is with the lowest issue age. Therefore, the minimum charge for the agreement will correspond with the lowest age of the insured.
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November 12, 2009
Page 7 of 14

14.	  Rider terminology (p.42)

Comment:

Please explain the basis for the use of the term ?guaranteed? in the description of the agreement. Does the term mean no additional underwriting?
  Please clarify the term ?coverage layer?.
  Please clarify when the option may be elected.
  Please clarify over what period the option dates will occur. Please clarify whether there are time limits on the exercise of an option.
  Please describe the option dates.

Response:

In response to the SEC Staff comment, the narrative description of the Guaranteed Insurability Option found on the second page of the Supplement has been rewritten in its entirety and will appear as follows:

The Guaranteed Insurability Option (GIO) guarantees you the ability to purchase additional amounts of insurance coverage, or additional coverage layers, on the insured?s life on specified option dates without additional underwriting. The minimum amount of additional coverage layer available is $10,000 and the maximum amount of additional coverage layer available is the lesser of $100,000 or the face amount of the base policy on which the GIO is added. At the time the GIO is purchased, the policy owner will specify the maximum amount of insurance coverage or additional coverage layer that may be added to the policy on each specified option date. The GIO is only available for insureds between the ages of zero and forty. The policy owner may purchase the GIO at issue subject to underwriting of the insured. The policy owner may also add the GIO after the policy is issued, subject to underwriting of the insured. The GIO may also be added to policies that were purchased prior to the initial date the GIO was available. The charge shown for the GIO is a monthly charge and will apply from the time the GIO is added to the policy until the date the GIO terminates, which generally occurs on the last specified option date (which is generally the policy
anniversary nearest the insured?s fortieth birthday).   The charge for
the GIO will not be affected by the purchase of an additional coverage layer on a specified option date.

The GIO guarantees that the policy owner will be able to purchase an additional coverage layer on the specified option dates, which occur on the policy anniversary nearest to the insured?s birthday at ages 22, 25, 28, 31, 34, 37 and 40. You will also be able to purchase an additional coverage layer in the event the insured marries or enters into a legal partnership, experiences the birth of a child or the legal adoption of a child, each known as an alternative option date. If the policy owner exercises the GIO on an alternative option date, the current specified option date or the next available specified ?
November 12, 2009
Page 8 of 14

option date will no longer be available. For example, if the insured marries at age 26, the policy owner may purchase an additional coverage layer effective as of the date of the marriage. Since there is no specified option date at age 26, the next specified option date available at age 28 will no longer be available. All of the remaining specified option dates (at ages 31, 34, 37 and 40) will continue to be available. On each available specified or alternative option date, the policy owner will be able to purchase an additional coverage layer up to the maximum amount elected under the GIO.

The cost of insurance charge for any additional coverage layer will be calculated using the insured?s age and the most recent underwritten risk class for the Policy at the time the GIO is exercised. The additional cost of insurance charges for any additional coverage layer will be deducted monthly from the Policy?s accumulation value. There is no requirement to pay additional premium when adding an additional coverage layer under the GIO. However, adding additional coverage layers will increase the cost of insurance charges under the Policy and it may be necessary to pay additional premium to cover those increased cost of insurance charges. The Policy change transaction charge and a new surrender charge and surrender charge period will apply to each new additional coverage layer. The addition of an additional coverage layer under the Policy will not result in any other charges.

The GIO and the monthly charge deducted for the GIO will terminate when the GIO terminates at the policy anniversary nearest the insured?s fortieth birthday, which will correspond with the last specified option date under the GIO. The GIO and the monthly charge deducted for the GIO may terminate earlier than the policy anniversary nearest the insured?s fortieth birthday if an alternative option date occurs after the insured?s thirty-seventh birthday and before the policy anniversary nearest the insured?s fortieth birthday and you elect to add an additional coverage layer on that alternative option date. The additional coverage layers purchased prior to termination of the GIO will continue after the termination of the GIO, unless such additional coverage layer is subsequently reduced or eliminated at the request of the Policy owner, subject to any surrender charges. You should purchase the GIO if you believe that future changes in the insured?s life (e.g., marriage, children) will result in your need for additional death benefit and you are concerned about the insured?s ability to qualify for additional insurance coverage because of health or lifestyle concerns. If you purchase the GIO and do not exercise the right to purchase additional insurance coverage or face amounts on the exercise date, you will still pay a charge for the GIO.


15.	Effect of Option on Other Agreement charges.

Comment:
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November 12, 2009
Page 9 of 14

Please describe the effect of exercising the guaranteed insurability option on other agreement charges. In addition, consider the following issues:

  The effect of exercise of an option on the policy surrender charge? Does exercise of the option result in an increase in the face amount? Will the policy change transaction charge be imposed?
  Will premiums increase?
  Will any other charges described in the Table of Periodic charges be impacted?

Response:

The Company believes that its response to the SEC Staff?s question 14 also provides the information requested in Comment 15.

16.	Narrative description of Guaranteed Insurability Option (p. 2 of the
Supplement)

Comment:

Consider the following changes to the description of the option:

Sentence 2: Please review and revise the grammatical construct of the sentence.
Sentence 4:  Please describe this in ?plain English?.
Sentence 5: Does this sentence reflect the cost of insurance charges? If so, that should be stated directly.
Sentence 7: Clarify when the option is issued and when the option dates occur more clearly.
Sentence 8: Consider describing the termination date of the option in the summary. Also, clearly describe what happens to additional coverage when the option terminates.
Please clarify the last sentence of the summary.

Response:

The Company believes that its response to the SEC Staff?s question 14 also provides the information requested in Comment 16.


17.	Statement of Additional Information

Comment:

Please confirm whether any changes are made to the Statement of Additional Information.?
    November 12, 2009
Page 10 of 14

Response:

The Company confirms that there are no changes to the Statement of Additional Information as a result of the addition of the Guaranteed Insurability Option.

18.	Power of Attorney

Comment:

Please include a copy of the Power of Attorney that includes the 1933 Act number for this filing.

Response:

An updated Power of Attorney including the 1933 Act number for this filing is incorporated herein by reference.

19.	Tandy Representation

Comment:

Please provide an updated Tandy Representation letter.
Response:

The Company will provide the requested information in a separate letter filed as correspondence to the Amendment.

* * * * * * * * *

II.  SEC Staff Comments received on November 2, 2009

Additional oral comments were received from the SEC Staff on November 2, 2009. The Company responded to the following SEC Staff comments on November 3, 2009 via facsimile correspondence (the responses to the following comments were provided to the SEC Staff in a marked copy of the draft Supplement that highlighted the Company?s responses to the comments received from the SEC Staff on November 2, 2009):

1.	 Comment:

The SEC Staff requested information regarding the availability of the GIO to existing policy holders, the use of consistent terminology for the additional coverage layers, clarification as to who can add the agreement and at what ages of the insured, additional ?
November 12, 2009
Page 11 of 14

disclosure as to available option dates, clarification as to the meaning of alternative option dates, clarification regarding cost of insurance charges for additional coverage layers and disclosure regarding surrender charges as they apply to additional coverage layers.

Response:

The Company had previously responded in part to the SEC Staff?s comments in the revised narrative description of the GIO previously provided to the SEC Staff in response to SEC Staff comment 14 received by the Company on October 22, 2009. Further revisions were made in response to this comment are included in the current narrative description to the GIO.

2.	 Comment:

Please provide additional disclosure in the section entitled
?Supplemental Agreements - Death Benefit Guarantee Agreement? regarding how the Death Benefit Guarantee value is calculated and the assumptions used to arrive at that value.

Response:

In response to the SEC Staff comment, the following language has been added to the Supplement attached to the prospectus and will be included in the narrative description of the Death Benefit Guarantee Agreement found in the ?Supplemental Agreements? section of the prospectus:

The following sentences are added after the second sentence of description of the ?Death Benefit Guarantee Agreement? found in the ?Supplemental Agreements? section on page 41 of the Prospectus:

The Death Benefit Guarantee (DBG) value is an amount we calculate using the actual premium payments made and assuming a 4.25% interest rate is applied to those payments. We also assume certain expense and cost of insurance charges are deducted from the DBG value we calculate. Those expense and cost of insurance charges are similar to those that are deducted to calculate the Policy?s actual accumulation value. The DBG value will vary based on the insured?s issue age, underwriting class and the amount and timing of premium payments. The DBG value is not a value you may take a loan against or access by taking a withdrawal. The DBG value is used solely to determine whether or not the Policy terminates when the accumulation value falls to zero. We will provide the Policy owner with the amount of the DBG value upon request.

3.	 Comment:

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November 12, 2009
Page 12 of 14

Due to time considerations, commitments of the SEC Staff and upcoming federal holiday, the Company should consider filing an extension of the effective date of the post effective amendment to the prospectus in order to give the Company and the SEC Staff sufficient time to resolve additional SEC Staff comments.

Response:

The Company respectfully asserts that at the time of the request, sufficient time existed to resolve additional SEC Staff comments and still meet the original effective date of November 9, 2009. However, in order to accommodate SEC Staff commitments and in recognition of a federal holiday on November 11, 2009, the Company agreed to extend the effective date of the post effective amendment to November 12, 2009. The Company made a 485BXT filing on November 8, 2009 extending the effective date of the post effective amendment to November 12, 2009.

* * * * * * * * *

III. SEC Staff Comments received on November 3, 2009

Additional oral comments were received from the SEC Staff on November 3, 2009. The Company responded to the following SEC Staff comments on November 4, 2009 via facsimile correspondence (the responses to the following comments were provided to the SEC Staff in a marked copy of the draft Supplement that highlighted the Company?s responses to the comments received from the SEC Staff on November 3, 2009):

Comment:

The SEC Staff provided the Company with comments regarding additional disclosure of the termination date, clarification of language regarding adding the option to currently issued policies, changes to footnote 25 regarding the representative charges for the specific charges set forth in the Table of Expenses, revisions to Insert F (describing the Death Benefit Guarantee value) to make it more understandable to the reader and a description of the impact of purchasing additional coverage layers on the charge for the GIO.

Response:

The additional SEC Staff comments listed above were received on November 3, 2009. The Company responded to the SEC Staff?s comments via facsimile correspondence on November 4, 2009. The SEC Staff was provided with a marked copy of the draft Supplement highlighting the changes made to the Supplement. Responses to the above comments were also addressed in the Company?s prior responses to comments 9 and 14 received by the Company on October 22, 2009 and the Company?s response to comment 2 received by the Company on November 2, 2009.?
November 12, 2009
Page 13 of 14

* * * * * * * * *

IV.  SEC Staff Comments received on November 6 and 9, 2009


Additional oral SEC Staff comments were received on November 6, 2009 (via voice mail) and on November 9, 2009. The Company responded to the following SEC Staff comments on November 10, 2009 via facsimile correspondence (the responses to the following comments were provided to the SEC Staff in a marked copy of the draft Supplement highlighting the Company?s responses to each of the four sets of comments received from the SEC Staff beginning on October 22,
2009):

Comment:

Please provide further clarification of the termination date for the GIO and disclosure regarding the impact of the policy change transaction charge upon adding additional coverage layers. In addition, the SEC Staff provided the Company with minor editorial comments.

Response:

The above comments were previously addressed in the Company?s response to comment 14 received by the Company on October 22, 2009. Responses to all of the SEC Staff?s editorial comments were included in the Supplement.

* * * * * * * * *

Additional Matters:

On November 10, 2009, following the Company?s facsimile correspondence incorporating the SEC Staff comments of November 9, 2009 into the Supplement, I left the SEC Staff reviewer a voice mail message regarding the correspondence. In light of the fact that the following day, November 11, 2009 was a federal holiday, I requested that the SEC Staff reviewer return my call that day and confirm whether the Company could make its Rule 485(b) filing on November 12, 2009, incorporating all of the SEC Staff comments. I have no record of receiving a response from the SEC Staff confirming whether the Company could make its filing on November 12, 2009. An additional phone call was placed to the SEC Staff on November 11, 2009 requesting confirmation that the Company may make the Rule 485(b) filing on November 12, 2009 incorporating all of the SEC Staff comments into the Supplement. SEC Staff confirmation was received on the date of the filing (November 12, 2009).

* * * * * * * * *
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November 12, 2009
Page 14 of 14


The Company believes that the changes noted above satisfy all of the SEC Staff?s comments. The Company plans to file its post-effective amendment to incorporate the changes on
November 12, 2009. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,


/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel


Cc:   Thomas Bisset, Sutherland Asbil & Brennan, LLP